FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON APRIL 19TH, 2013

1.              DATE, TIME AND PLACE: On the 19th of April, 2013, at 2:00 p.m., at the registered offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.              CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.              CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter. Mr. Abilio dos Santos Diniz, Mr. Claudio Eugenio Stiller Galeazzi, Mr. Luiz Fernando Figueiredo, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira Lima, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Pedro Henrique Chermont de Miranda, Mr. Jean-Charles Henri Naouri, Mr. Jean Louis Bourgier, Mr. Antoine Giscard D’Estaing, Mr. Arnaud Strasser, Mr. Ulisses Kameyama and Mrs. Maria Helena dos Santos Fernandes Santana.

4.              AGENDA: (i)  Analysis and approval of the Form 20-F and the Consolidated Financial Statements of the Company related to the fiscal year ended on December 31, 2012, which shall be filed before the Comissão de Valores Mobiliários and the Securities and Exchange Commission, and in compliance to the requirements of the International Financial Reporting Standards – IFRS; and (ii) election of Mr. Claudio Galeazzi to the Human Resources and Compensation Committee, replacing Mrs. Geyze Diniz.

5.              RESOLUTIONS:  As the meeting was commenced, the Board members discussed the issue comprised in the agenda, having approved the following resolutions:

5.1.        The directors reviewed and discussed the draft sent by the Company’s management of the Form 20-F and the Consolidated Financial Statements of the Company, related to the fiscal year ended on December 31, 2012, which shall be filed before the Comissão de Valores Mobiliários and the Securities and Exchange Commission and in compliance to the requirements of the International Financial Reporting Standards - IFRS, along with a favorable opinion of the Fiscal Council and the Independent Auditor – Deloitte Touche Tohmatsu Auditores Independentes. After a few changes have been made, the 20-F, which has been filed at the Company’s headquarters, was approved by the majority of the members of the Board of Directors, with favorable votes of Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Fábio Schvartsman, Mr. Pedro Henrique Chermont de Miranda, Mr. Jean-Charles Henri Naouri, Mr. Jean Louis Bourgier, Mr. Antoine Giscard D’Estaing, Mr. Arnaud Strasser, Mr. Ulisses Kameyama and Mrs. Maria Helena dos Santos Fernandes Santana. Mr. Abilio dos Santos Diniz, Mr. Claudio Galeazzi and Mr. Luiz Fernando Figueiredo have presented votes against the approval of such document, since some points of the comments made by them and which they consider relevant have not been included in the document. Mr. Guilherme Affonso Ferreira has abstained from voting. The Company hereby states that the Form F-20 which has been presented at the meeting shall be updated until its filing date, when its final version shall be forwarded to everyone, for the purposes of information.

5.2.        The directors reviewed and discussed the proposal to elect Mr. Claudio Galeazzi to the Human Resources and Compensation Committee, replacing Director Geyze Diniz. Such proposal was unanimously approved, Mr. Claudio Galeazzi abstaining.

6.              ATTACHED DOCUMENTS: All presentations and documents supporting the meeting were attached to the minutes.

7.              APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Board members having signed them. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak. Abilio dos Santos Diniz, Claudio Eugenio Stiller Galeazzi, Luiz Fernando Figueiredo, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira Lima, Guilherme Affonso Ferreira, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Jean-Charles Henri Naouri, Jean Louis Bourgier, Antoine Giscard D’Estaing, Arnaud Strasser, Ulisses Kameyama e Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

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Julian Fonseca Peña Chediak

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 26, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.